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SEC FILE NUMBER
8-65939

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Buckram Securities Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 24 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

168 Forest Avenue, Suite 202
(No. and Street)

Locust Valley	NY	11560
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter P. DeBuona	516 759-7400	pdebuona@buckramsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Peter P. DeBuona, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Buckram Securities Ltd., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLANN FILIPPONE
NOTARY PUBLIC, STATE OF NEW YORK
No. 30-4672838
Qualified in Nassau County
Commission Expires Feb. 28, 2026

Notary Public

Signature:

Title:
President

SEC Mail Processing
FEB 24 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BUCKRAM SECURITIES LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
TOGETHER WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2024

BUCKRAM SECURITIES LTD.
INDEX
DECEMBER 31, 2024

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Buckram Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buckram Securities Ltd. (the "Company") as of December 31, 2024 the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Buckram Securities Ltd. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Buckram Securities Ltd.'s auditor since 2010.

Hauppauge, New York
February 19, 2025

Nawrocki Smith LLP

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS	
Cash	$ 651,679
Deposit with clearing organization	34,376
Investment advisory fees receivable	96,769
Prepaid expenses	30,909
Taxes receivable	4,903
Accrued commissions receivable	3,200
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $20,196	2,715
Operating lease right-of-use asset	44,035
Other assets	4,729
Total assets	$ 873,315
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 15,320
Accrued clearing charges	9,239
Operating lease liability	44,006
Total liabilities	68,565
Stockholder's Equity:	
Common stock, $.01 par, 20,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	210,592
Retained earnings	594,156
Total stockholder's equity	804,750
Total liabilities and stockholder's equity	$ 873,315

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:	
Asset management fees	$ 445,121
Commissions	144,614
Interest and other income	15,113
Total revenues	604,848
EXPENSES:	
Compensation and benefits	245,005
Insurance	68,755
Clearing charges	33,727
Regulatory fees	39,154
Occupancy and equipment	26,494
Professional fees	24,769
Communications and data processing	9,678
Other operating expenses	15,312
Total expenses	462,894
Net income	$ 141,954

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2024	$ 2	$ 210,592	$ 527,202	$ 737,796
Stockholder Distribution	-	-	(75,000)	(75,000)
Net income	-	-	141,954	141,954
Balance, December 31, 2024	$ 2	$ 210,592	$ 594,156	$ 804,750

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 141,954
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,091
Amortization of operating lease right-of-use asset	20,893
Changes in operating assets and liabilities:	
Commissions receivable	(100)
Taxes receivable	(1,092)
Prepaid expenses	(5,368)
Investment advisory fees receivable	(18,887)
Accounts payable and accrued expenses	(189)
Accrued clearing charges	3,724
Operating lease liability	(21,011)
Net cash provided by operating activities	122,015
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distribution	(75,000)
Net cash used in financing activities	(75,000)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(2,095)
Increase in other assets	(803)
Net cash used in investing activities	(2,898)
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	44,117
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR	641,938
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF YEAR	$ 686,055

Reconciliation of cash, cash equivalents, and restricted cash:
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition that sum to the same amounts shown in the Statement of Cash Flows.

Cash	$ 651,679
Deposit with clearing organization	34,376
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$ 686,055

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Buckram Securities Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company does not clear trades or carry customer accounts. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "clearing organization") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing organization is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis. The Company is also an investment advisor ("RIA") registered with the SEC and the Company is licensed as an insurance agency with the NYS Department of Financial Services ("NYSDFS"). The U.S. dollar ($) is the functional currency of the Company.

2. Significant Accounting Policies

Basis of presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing organization. As an investment advisor, the Company manages customer accounts in accordance with executed agreements. The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles (GAAP) and prevailing practices within the broker-dealer industry.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Significant Judgements

The Company follows FASB ASC 606, Revenue from Contracts with Customers. The guidance requires revenue recognition in an amount that reflects the consideration to which an entity expects to be entitled in exchange for the transfer of goods or services to customers. Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine, among other items, whether performance obligations are satisfied at a point in

time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenues are principally generated from customer trades executed by the clearing organization. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order) as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Asset Management Fees
The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Investment advisory fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Account supervision fees are charged quarterly in accordance with the Company's fee schedule to certain brokerage clients, as defined.

Furniture, equipment and leasehold improvements
Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Balances at December 31, 2024 are as follows:	
Computer equipment and software	$ 16,523
Leasehold improvements	4,041
Furniture and fixtures	2,347
	22,911
Less: accumulated depreciation and amortization	20,196
	$ 2,715

Depreciation expense for the year ended December 31, 2024 was $2,091.

Income taxes
The Company follows the guidance of FASB ASC 740, Income Taxes. The Company has elected S Corporation status for income tax purposes and, accordingly, all taxable income, deductions, and tax credits of the Company are passed through to, and included in, the stockholder's individual income tax return.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Restricted cash represents the deposit with clearing organization.

Cash and Cash Equivalents
Cash consists of deposits with banks and all highly liquid investments, with original maturities of three months or less, that are not segregated and deposited for regulatory purposes. Cash in banks subject to withdrawal restrictions, reported as cash in the accompanying Statement of Financial Condition, aggregated $535,061 at December 31, 2024.

Current Expected Credit Losses (CECL)
The Company follows FASB ASC 326-20, Financial Instruments- Credit Losses to account for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date, based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The guidance provides that the Company record the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses would be reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses would be reported as Credit Loss expense.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (i.e., investment advisory fees, receivables from commission generating activities, etc.) the Company would estimate expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Because these items are usually remitted on a monthly basis, the amount of credit exposure is limited.

Receivables from clearing organization. The Company's receivables from its clearing organization include amounts receivables for commissions and investment advisory fees. The Company's trades and contracts are cleared through its clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Leases
The Company accounts for leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. See Note 7,

Commitments and Contingent Liabilities for additional information on the Company's lease.

Lease liability. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments are remeasured in accordance with the terms of ASC 842, as appropriate. The discount rate is the lease's implicit rate if it is readily determinable or the Company's incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the lease's commencement date. The Company determines its incremental borrowing rate using observable market rates and the payment terms of the lease.

ROU asset. A lessee's ROU asset is measured at the commencement date as the amount of the initially measured lease liability plus any initial direct costs and other defined adjustments. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus the unamortized initial direct costs and other defined items. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include a purchase option on the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

3. Fair Value

Fair Value Hierarchy

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash and cash equivalents

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values. Cash and cash equivalents are generally categorized in Level 1 of the fair value hierarchy.

Deposit with clearing organization

Deposit with clearing organization represents cash held by the Company's clearing organization. The carrying amount approximates its fair value. This financial instrument generally has no stated maturity or has a short-term maturity and carries an interest rate that approximates market rates. The deposit with clearing organization is generally categorized in Level 1 of the fair value hierarchy.

Investment advisory fees and commissions receivable

The carrying amounts of investment advisory fees receivable and commissions receivable approximates their fair value due to their short-term nature. Investment advisory fees and commissions receivables are generally categorized in Level 1 of the fair value hierarchy.

Accrued expenses and accrued clearance charges

The carrying amounts of accrued expenses and accrued clearing charges approximate their fair value due to their short-term nature. Accrued expenses and accrued clearance charges are generally categorized in Level 1 of the fair value hierarchy.

4. Receivable from and Payable to Clearing Organization

Amounts receivable from and payable to the Company's clearing organization at December 31, 2024, consist of the following:

	Receivable	Payable
Investment advisory fees receivable	$ 96,769	$ -
Accrued commissions receivable	3,200	-
Accrued clearing charges	-	9,239
	$ 99,969	$ 9,239

5. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2024, the Company had net capital of $761,465, which was $756,465 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1.

The Company does not carry the accounts of its customers and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

7. Commitments and Contingent Liabilities

At December 31, 2024, the Company does not have any contingent liabilities which require disclosure under U.S. generally accepted accounting principles.

Leases
The Company has an obligation as a lessee for its office space with an initial noncancellable term through November 2026. This lease represents Amendment 1 to the original lease which expired on November 15, 2023. The Company classifies this lease as an operating lease. The lease does not contain a renewal option or restrictive financial or other covenants. Payments due under the lease include fixed payments plus variable payments. These variable payments are for the Company's proportionate share of building property taxes, common area maintenance, utilities, etc. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$ 23,459
Variable lease cost	944
Total lease cost	$ 24,403

Total lease cost of $24,403 is included in Occupancy and Equipment in the accompanying Statement of Income.

At December 31, 2024, maturities of the outstanding lease liability for the Company are as follows:

Year ending December 31:	Amount
2025	24,253
2026	21,692
Total	45,945
Less: discount to present value	(1,939)
Lease Liability	$ 44,006

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying rate, price, index or the occurrence/nonoccurrence of an event related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantee of the indebtedness of others. At December 31, 2024, the Company does not have any guarantee arrangements, as defined.

9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make stockholder distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and Note 1, Organization and Nature of Business. Refer to the Statement of Income for segment revenue and significant expenses for the year ended December 31, 2024.

The following table presents the other required segment disclosures for the year ended December 31, 2024:

Other segment disclosures	
Revenues from external customers (see Note 3)	$589,735
Interest revenue	10,297
Total Revenues	$600,032
Depreciation	2,091
Segment assets	863,683
Expenditures for segment assets	$2,095

10. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 and through February 19, 2025, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Schedule I

BUCKRAM SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Net capital	
Total stockholder's equity	$ 804,750
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	30,909
Furniture, equipment and leasehold improvements, net	2,715
Taxes receivable	4,903
Other assets	4,729
Right of use asset in excess of Lease Liability	29
Net capital	$ 761,465
Aggregate indebtedness	
Items included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 15,320
Accrued clearance charges	9,239
Total aggregate indebtedness	$ 24,559
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 1,637
Minimum dollar net capital requirement	$ 5,000
Excess net capital at 1,000 percent	$ 756,465
Ratio: Aggregate indebtedness to net capital	.03 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

BUCKRAM SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Buckram Securities Ltd.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Buckram Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
February 19, 2025

Nawrocki Smith LLP

Buckram
Securities Ltd.

Buckram Securities Ltd. Exemption Report

Buckram Securities Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, for the year ended December 31, 2024, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §15c3-3: (k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Buckram Securities Ltd.
I, Peter P. DeBuona, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Peter P. DeBuona

Title: President

February 19, 2025

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Buckram Securities Ltd.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Buckram Securities Ltd. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
February 19, 2025

Nawrocki Smith LLP

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
BUCKRAM SECURITIES LTD	8-65939

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 604,847.00
2	Additions:			
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		$ 0.00	
	b Net loss from principal transactions in securities in trading accounts.		$ 0.00	
	c Net loss from principal transactions in commodities in trading accounts.		$ 0.00	
	d Interest and dividend expense deducted in determining item 1.		$ 0.00	
	e Net loss from management of or participation in the underwriting or distribution of securities.		$ 0.00	
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		$ 0.00	
	g Net loss from securities in investment accounts.		$ 0.00	
	h Add lines 2a through 2g. This is your **total additions.**			$ 0.00
3	Add lines 1 and 2h			$ 604,847.00
4	Deductions:			
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		$ 0.00	
	b Revenues from commodity transactions.		$ 0.00	
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 0.00	
	d Reimbursements for postage in connection with proxy solicitations.		$ 0.00	
	e Net gain from securities in investment accounts.		$ 0.00	
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		$ 0.00	
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		$ 0.00	
	h Other revenue not related either directly or indirectly to the securities business.		$ 13,464.00	
	Deductions in excess of $100,000 require documentation			
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 0.00		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 0.00		
	c Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 13,464.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 591,383.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 887.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 428.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 428.00		
	d	Add lines 11a through 11c		$ 428.00	
12		**LESSER** of line 10 or 11d.			$ 428.00
13	a	Amount from line 8		$ 887.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 428.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 459.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 459.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-65939	DEA: FINRA	2024	Dec

MEMBER NAME BUCKRAM SECURITIES LTD
MAILING ADDRESS 168 FOREST AVE STE 202
LOCUST VALLEY, NY 11560

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BUCKRAM SECURITIES LTD	Peter DeBouna
(Name of SIPC Member)	(Authorized Signatory)
2/12/2025	pdebuona@buckramsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.